[LETTERHEAD OF KEATING, MUETHING & KLEKAMP PLL]

F. Mark Reuter
Direct Dial: (513) 579-6469
Facsimile: (513) 579-6457
E-Mail: freuter@kmklaw.com

October 23, 2006

Via Edgar

Mr. Jim B. Rosenberg
Mr. Kevin Woody
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re: The Midland Company: Form 10-K for Fiscal Year Ended December 31, 2005 File # 1-06026

Gentlemen:

The Midland Company is working expeditiously to respond to the comments contained in the letter from you dated September 13, 2006 regarding Midland’s above-referenced filing on Form 10-K.

On behalf of Midland, we respectfully request an additional extension of time to respond to the comment letter. Midland anticipates submitting to the staff a response on or around November 1, 2006.

We are grateful for the staff’s assistance in this matter. Please call me at 513-579-6469 with any questions you may have regarding Midland’s proposed timetable for responding to your comment letter.

Best regards, KEATING MUETHING & KLEKAMP PLL

By:	/s/ F. Mark Reuter
F. Mark Reuter

FMR:mrs

cc:    Mr. Todd Gray
    Mr. Matt McConnell
    Mr. Jamey Hinkle

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